[redacted]

14041796

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 4 2014
02 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th floor
(No. and Street)

New York, (City) | NY (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Nolan Sheehan | 212.603.7509 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) | New York (City) | New York (State) | 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

Updated 11/10/14

OATH OR AFFIRMATION

I, Jon M. Burnham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securities Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

FRANK A. PASSANTINO
Notary Public, State of New York
No. 4978986
Qualified in N Y County
Commission Expires March 18, 2015

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Accounting Firm

BURNHAM SECURITIES INC.

December 31, 2013

BURNHAM SECURITIES INC.

TABLE OF CONTENTS

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying financial statements of Burnham Securities Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
March 20, 2014

BURNHAM SECURITIES INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 66,721
Due from broker	816,329
Commissions and fees receivable	67,044
Distribution fees receivable	91,778
Securities owned, at market value	182,184
Receivable from affiliate	1,886
Prepaid expenses and other assets	127,263
Total assets	$ 1,353,205

LIABILITIES, SUBORDINATED LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 73,190
Due to broker	45,000
Distribution fees payable	210,441
Accounts payable and accrued expenses	332,738
	661,369
Subordinated liability	300,000
Total liabilities	961,369
STOCKHOLDER'S EQUITY	
Common stock, par value $0.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	8,045,095
Accumulated deficit	(7,653,269)
Total stockholder's equity	$ 391,836
Total liabilities and stockholder's equity	$ 1,353,205

The accompanying notes are an integral part of this statement.

BURNHAM SECURITIES INC.
Statement of Operations
Year ended December 31, 2013

INCOME	
Commissions	$ 1,950,193
Syndicate fees	701,615
Investment banking fees	7,479,285
Underwriting fees	703,239
Concession and distribution fees	974,238
Interest and other income	208,997
Gain on principal transactions, net	9,093
Total income	12,026,660
EXPENSES	
Employee compensation and benefits	1,637,658
Commissions	7,276,259
Execution, clearance and distribution	1,222,344
Rent and occupancy costs	827,261
Office services and supplies	153,683
Office maintenance	107,252
Insurance	124,559
Communications and technology	60,529
Regulatory, compliance & memberships	79,733
Travel and entertainment	96,201
Professional fees	503,272
Advertising and promotions	24,912
Depreciation and amortization	5,400
Other expenses	45,175
Total expenses	12,164,238
Net loss	$ (137,578)

The accompanying notes are an integral part of this statement.

BURNHAM SECURITIES INC.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
Balance - January 1, 2013	$ 10	$ 7,570,095	$ (7,515,691)	$ 54,414
Contributions	-	475,000	-	475,000
Net loss	-	-	(137,578)	(137,578)
Balance - December 31, 2013	$ 10	$ 8,045,095	$ (7,653,269)	$ 391,836

The accompanying notes are an integral part of this statement.

BURNHAM SECURITIES INC.

Statement of Changes in Subordinated Liabilities

Year ended December 31, 2013

Subordinated liability - January 1, 2013	$ 1,800,000
Issuance of temporary subordinated loans	-
Repayment of temporary subordinated loan	(1,500,000)
Subordinated liability - December 31, 2013	$ 300,000

The accompanying notes are an integral part of this statement.

BURNHAM SECURITIES INC.

Statement of Cash Flows

Year ended December 31, 2013

CASH FLOWS USED IN OPERATING ACTIVITIES	
Net loss	$ (137,578)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	5,400
Decrease/(increase) in operating assets	
Due from broker	(237,992)
Commissions and fees receivable	(12,098)
Distribution fees receivable	(17,510)
Securities owned, at fair value	(182,184)
Receivable from affiliate	990
Prepaid expenses and other assets	(11,567)
(Decrease)/increase in operating liabilities	
Commissions payable	(217,776)
Due to broker	45,000
Distribution fees payable	55,497
Accounts payable and accrued expenses	(114,745)
Net cash used in operating activities	(824,563)
CASH USED IN INVESTING ACTIVITIES	
Purchase of furniture and fixtures	(3,225)
Net cash used in investing activities	(3,225)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Subordinated loans repayment	(1,500,000)
Capital contributions	475,000
Net cash used in financing activities	(1,025,000)
Net decrease in cash	(1,852,788)
Cash at beginning of year	1,919,509
Cash at end of year	$ 66,721

The accompanying notes are an integral part of this statement.

1. NATURE OF BUSINESS

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). All transactions on behalf of customers are cleared on a fully disclosed basis with its clearing broker, J.P. Morgan Clearing Corp. The Company's customers are located in various regions throughout the United States. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

The Parent of the Company executed an agreement with an investor dated February 26, 2013. Under the agreement, $1,000,000 in the form of a convertible note was issued on March 14, 2013 for the purpose of repaying certain lenders of the Parent. Three additional convertible notes were issued for $500,000 each for the purposes of working capital, proceeds received on May 10, 2013, August 1, 2013 and August 28, 2013. The investor also has an option to purchase the remaining ownership interest in the Parent. The transaction is subject to regulatory approval.

The Company has reported a significant net loss. During the year, management made certain steps to reduce operating costs and is actively working on opportunities to increase revenues in 2014. The Parent's principal shareholder has also committed to provide financial support to the Company and its affiliate, if needed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Commissions, syndicate fees, concessions and distribution fees and related expenses are recorded on a trade date basis.

Investment banking and underwriting fees and related expenses are recognized when the transaction is completed and income is reasonably determinable and realization is reasonably assured.

Interest income is recognized on the accrual basis.

Cash

Cash represents the balances that the Company has with one large U.S. bank. At times, cash balances may exceed federally insured amounts.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. Realized gains are determined using the specific identification method. Commission income and expenses from customer transactions are recorded on a trade-date basis. Unrealized gains and losses are reflected in income for securities owned and securities sold but not yet purchased. Securities owned and securities sold but not yet purchased are stated at quoted market values with the unrealized gains or losses reflected in income. Investments which are listed on a national securities exchange or the NASDAQ national market are valued at their last sales price. Investments which are not listed are valued at their last closing "bid" price if held "long" by the Company and last closing "asked" price if sold "short" by the Company. Investments not listed on an exchange or for which market quotations cannot be obtained are presented at estimated fair value as determined by management of the Company. Restricted securities are valued at market less an adjustment to reflect a discount for the restricted holding period. Subsequent market fluctuations may require purchasing securities sold, but not yet purchased, at prices which may differ from the values reflected on the statement of financial condition. Interest income and expense are recorded on an accrual basis. Dividend income is recognized on the ex-dividend date.

The Company adopted the guidance issued by the Financial Accounting Standards Board (the "FASB") to establish accounting and reporting standards related to fair value measurement effective January 1, 2008. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under the guidance are described as follows:

Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. government and agency securities, and certain other sovereign government obligations).

Level 2 - Financial assets and liabilities whose values are based on the following:

- Quoted prices for similar assets or liabilities in active markets (for example, restricted stock).
- Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently).
- Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps).
- Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain commercial mortgage whole loans and long-dated or complex derivatives, including certain foreign exchange options and long-dated options on gas and power).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

3. TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Loss reserves are estimated for any uncollateralized customer obligations doubtful of collection. As of December 31, 2013 no loss reserve was required.

It is the policy of the Company to monitor the credit standing of the clearing broker with whom it conducts its business.

In August 2013 the Company signed a second clearing agreement with another broker-dealer. This agreement took effect in November 2013. However, no activity has taken place at the second broker-dealer. The Company is obligated to pay a monthly minimum charge of $30,000.

4. SECURITIES OWNED, AT FAIR VALUE

As required by the accounting standards, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company's investments have been classified, the Company has assessed factors including, but not limited to, price transparency, subscription activity, redemption activity and the existence or absence of certain restrictions. The table below sets forth information about the level within the fair values hierarchy at which the Company's investments are measured at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Common stock, at fair value	$ 32,190	$ -	$ -	$ 32,190
Warrants, at fair value	-	149,994	-	149,994
Total Securities owned, at market value	$ 32,190	$ 149,994	$ -	$ 182,184

5. PROPERTY AND EQUIPMENT

Property and equipment included in other assets, net on the statement of financial condition consist of the following:

Office equipment	$ 90,602
Furniture and fixtures	52,477
Leasehold improvements	8,348
Less accumulated depreciation and amortization	(144,408)
	$ 7,019

6. INCOME TAXES

The Company elected to qualify as an S corporation under the Internal Revenue Code, and is included in the Parent's combined tax return, which also includes BAM. The shareholders of the Parent are responsible for their proportionate share of federal income taxes. Therefore, no provision for federal income taxes has been provided in these financial statements. For accounting purposes, the Company is allocated state and local taxes pro rata based upon its contribution of taxable income to the combined group. Under an informal tax sharing arrangement, no tax benefit is allocated to group members with cumulative net operating losses. Cumulative net operating losses approximate the Company's Accumulated deficit. The Company adopted the provisions of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2009. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position, for those jurisdictions that apply an entity level tax, only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2013, the Company did not have any material uncertain tax positions.

7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change

from day to day, but at December 31, 2013, the Company had net capital of $299,404, which exceeded its requirement of $100,000 by $199,404.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

8. RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, the Company and BAM share certain expenses primarily for shared office space and employees. The Company recorded total rent and occupancy costs and employee compensation and benefits of $827,261 and $1,637,658 respectively, which included its share of the rent and shared employee expenses. Included in Rent and occupancy costs is $808,459 allocated from BAM.

In connection with the Parent Company's executed agreement with an investor mentioned in Note 1 certain board members in 2013 were paid consulting fees listed in professional fees totaling $200,000. As of December 31, 2013 $40,000 is payable and included in accounts payable and accrued expenses in the statement of financial condition.

The Company has an equity subordinated loan outstanding from BAM in the amount of $300,000. The loan has a maturity date of March 15, 2015, and an interest rate of 3.25% per annum. The Company recorded interest expense of $9,750 on this loan. Carrying value for the equity subordinated loan approximates fair value based upon the market rate of interest.

The equity subordinated loan agreement is approved by FINRA and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

During the year, the Company maintained an Office of Supervisory Jurisdiction ("OSJ") with an external third party, in order to enable the OSJ to conduct business under the supervision of the Company as a registered broker-dealer. In connection with the OSJ, the Company earned investment banking fees of $3,112,658 and underwriting fees of $678,794, and incurred commission expense to the OSJ of $3,533,860 of which was all paid in 2013. At December 31, 2012, the Company had temporary subordinated loan outstanding in the amount of $1,500,000 in order to participate in an underwriting. The loan for $1,500,000 was paid in full as of January 31, 2013.

The Company received $102,924 in commissions for trade executions from Burnham Investors Trust (the "Trust"). As distributor of the Trust, the Company received $48,114 in sales loads and $924,305 in distribution fees. In connection with distribution of the Trust, the Company pays networking fees and account level charges to various dealers of the trust. Asset based fees in connection with distribution of the Trust are an obligation of BAM. Distribution fees receivable were $91,778 at December 31, 2013.

The Company received $73,587 from BAM for its share of clearing charges.

The Parent authorized and contributed capital of $475,000 during the year.

9. COMMITMENTS

The Company leases office space under a non-cancelable operating lease effective January 1, 2014 through December 31, 2015, for a branch office. Future minimum lease payments under the non-cancelable operating leases are as follows at December 31, 2013.

2014	$	75,228
2015		78,564

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that may have occurred since December 31, 2013 through the date the financial statements were issued and noted the following:

The Parent authorized and contributed capital of $175,000 in February 2014.

Investor Transaction with Parent as described in Note 1.

SUPPLEMENTARY INFORMATION

BURNHAM SECURITIES INC.
Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2013

Additions	
Subordinated liabilities	300,000
Nonallowable assets	
Non-marketable securities	(182,184)
Commissions and fees receivable	(6,500)
Distribution fees receivable	(91,778)
Receivable from affiliate	(1,886)
Other	(110,084)
Net capital	$ 299,404
Aggregate indebtedness	
Commissions payable	$ 73,190
Due to broker	45,000
Distribution fees payable	210,441
Accounts payable and accrued expenses	332,738
	$ 661,369
Ratio of aggregate indebtedness to net capital	221 %
Minimum capital required - the greater of 6 2/3% of aggregate indebtedness of $661,369 or $100,000	$ 100,000
Excess of net capital over minimum requirement	$ 199,404

Reconciliation with the Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2013:

Net Capital as reported, Part IIA	$ 324,248
Adjustments to increase accrued expenses, net	(15,844)
Adjustments to decrease accrued income	(9,000)
Net Capital as reported above	$ 299,404